Exhibit 99.1

Viomi Technology Co., Ltd Reports Second Half and Full Year 2023 Unaudited Financial Results

GUANGZHOU, China, March 25, 2024 – Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading IoT @ Home technology company in China, today announced its unaudited financial results for the second half and full year ended December 31, 2023.

Second Half 2023 Financial and Operating Highlights

•	Net revenues were RMB1,189.0 million (US$167.5 million), compared to RMB1,596.4 million for the second half of 2022.

•	Gross margin increased to 23.8% from 21.6% for the second half of 2022.

•	Number of cumulative household users reached approximately 8.4 million, compared to approximately 7.7 million for the second half of 2022.

•	Percentage of household users with at least two connected products reached 23.0%, compared to 22.5% for the second half of 2022.

Full Year 2023 Financial Highlights

•	Net revenues were RMB2,493.4 million (US$351.2 million), compared to RMB3,232.7 million for 2022.

•	Gross margin remained stable at 22.8%, compared to 22.8% for 2022.

Mr. Xiaoping Chen, Founder and CEO of Viomi, commented: “In 2023, despite the slowdown in consumption, we implemented our ‘Focus’ strategy, optimizing our product mix and improving our operational performance. Driven by the restructuring of our product mix, the revenue contribution from home water solutions and consumable products increased to 36.8% in 2023 from 32.2% in 2022. By implementing cost optimization and enhancing operating efficiency, we achieved a 2.2 percentage point increase in our gross margin, alongside a 33.4% reduction in operating expenses for the second half of 2023 compared to the corresponding period in 2022, leading to a significantly reduced net loss margin of 2.7%.

“Over the past year, we have demonstrated resilience in overcoming challenges and have achieved significant progress in various areas. First, we deepened strategic collaboration with major clients, including the renewal of a three-year strategic cooperation agreement with Xiaomi Corporation. Second, we reorganized our business structure and elevated our water purification department to an independent strategic business unit, comprehensively enhancing our R&D, production, and sales capabilities across the entire water purification industry chain. Through this strategic move, Viomi has now established two major business segments, AI Water and AIoT@Home, enabling synergistic development. Third, we strengthened our capabilities in AIoT@Home and enriched our whole-house intelligence solutions to address market uncertainties and challenges we face from industry giants. Fourth, we boosted Viomi’s brand influence with the appointment of Ms. Xiwei Tian, a well-known actress in China, as our global brand spokesperson. Fifth, on the distribution front, we expanded both our online sales network and offline channel footprint while actively pursuing overseas markets. Last but not least, our IoT Technology Park, meticulously constructed over three years, was officially inaugurated in November 2023, ushering in a new era for Viomi.

“As a leading company in the water purification sector, we have independently established a comprehensive organizational framework encompassing product design, R&D, manufacturing, and marketing, further enhancing our end-to-end, in-house water purification product capabilities. Currently, we possess the most extensive manufacturing and R&D facilities in the water purification industry and have cumulatively applied for over 1,300 patents in this field by leveraging our expertise in advanced filtration technology and material production methods. Furthermore, we have assembled an outstanding team of top talents across management, marketing, product development, and quality control.

“We have also established solid industrial advantages and competitive barriers by building a water purification industrial chain, anchored by our world-leading ‘water purification super factory’. First, we have centralized water purification component production, leveraging our cutting-edge IoT Technology Park to seamlessly integrate both upstream and downstream functions. We perform machine assembly, testing, warehousing, and logistics in a single building in the park, effectively reducing production logistics costs and improving production efficiency. Second, we have constructed the industry’s leading automated and intelligent water purification production lines, featuring a fully automated ‘dark factory’ for manufacturing key components. Comprehensive, intelligent collection and analysis of production data further empowers us to consistently improve the production process. Going forward, we will continue to capitalize on infrastructure support, deepen our investment in the water purification industry chain, and strengthen our in-house capabilities across research, production, and inspection of core components to provide users with high-quality water purification products.

“Meanwhile, we expanded our distribution network and global channels, growing domestic channels while propelling breakthroughs in overseas markets. We have gradually expanded the range of products offered to overseas markets, which spurred new growth in Viomi’s overseas business and strengthened our resilience to headwind risk. Furthermore, Viomi has established strategic partnerships with leading local channels in various countries, utilizing their local resources to further enhance our overseas sales and service capabilities and promote sustainable growth of our overseas business in the future.

“As we look toward 2024, we see immense potential and opportunities in the global market, and therefore, we will continue to refine our operations across four areas. First, we remain committed to providing our users with ‘healthy water’ solutions, allowing them to enjoy an array of water quality and flavor options. Second, we will reinforce collaborations with our strategic business partners, continue to build our world-leading water purification super factory and strengthen the industrial chain. Third, to further accelerate the globalization of the Viomi brand, we will continually develop sales channels and expand overseas markets. Lastly, we will continue to improve quality and efficiency, striking a precise balance between scale expansion, organizational optimization, and operational and efficiency enhancements. Harnessing these strengths, we will further restore profitability, drive healthy and sustainable development, and create long-term value for users and shareholders,” Mr. Chen concluded.

Second Half 2023 Financial Results

REVENUE

Net revenues were RMB1,189.0 million (US$167.5 million), compared to RMB1,596.4 million for the second half of 2022. The decrease was mainly due to a decrease in revenues from the IoT@Home portfolio as well as small appliances and others.

-	IoT @ Home portfolio. Revenues from the IoT @ Home portfolio decreased by 28.0% to RMB529.1 million (US$74.5 million) from RMB735.2 million for the second half of 2022. The decrease was primarily due to the streamlining of product offerings, which was achieved by reducing certain SKUs of smart white goods, mostly in smart refrigerators, smart air conditioners, and smart washing machines.

-	Home water solutions. Revenues from home water solutions decreased by 20.5% to RMB317.4 million (US$44.7 million) from RMB399.1 million for the second half of 2022. The decrease was primarily due to the lower volume of water purifiers sold to Xiaomi Corporation.

-	Consumables. Revenues from consumables decreased by 4.2% to RMB178.5 million (US$25.1 million) from RMB186.4 million for the second half of 2022. The decrease was primarily due to the lower volume of water purifier filters sold to Xiaomi Corporation, partially offset by the increased sales of Viomi-branded water purifier filters.

-	Small appliances and others. Revenues from small appliances and others decreased by 40.5% to RMB164.0 million (US$23.1 million) from RMB275.6 million for the second half of 2022, primarily due to the ongoing product portfolio adjustment within this category.

GROSS PROFIT

Gross profit was RMB282.7 million (US$39.8 million), compared to RMB345.6 million for the second half of 2022. Gross margin was 23.8%, compared to 21.6% for the second half of 2022. The increase was primarily driven by the Company’s efforts to shift the product mix toward higher gross margin products, such as water purifiers and filters, partially offset by a decrease in the selling price of certain clearance products as a result of the product portfolio adjustment.

OPERATING EXPENSES

Total operating expenses decreased by 33.4% to RMB344.3 million (US$48.5 million) from RMB517.1 million for the second half of 2022, primarily attributable to the streamlining of the organizational structure and overall improved operational efficiency.

Research and development expenses decreased by 19.7% to RMB113.4 million (US$16.0 million) from RMB141.2 million for the second half of 2022, mainly due to a decrease in R&D experts and related salaries and expenses.

Selling and marketing expenses decreased by 36.0% to RMB188.2 million (US$26.5 million) from RMB294.1 million for the second half of 2022, mainly due to a decrease in online platform service fees, logistic expenses, and sales-related personnel costs.

General and administrative expenses decreased by 47.8% to RMB42.7 million (US$6.0 million), compared to RMB81.8 million for the second half of 2022, primarily due to the fact that a significant amount of additional expected credit loss allowance was made against a third party customer in the second half of 2022.

LOSS FROM OPERATIONS

Loss from operations decreased by 67.4% to RMB51.0 million (US$7.2 million) from RMB156.4 million for the second half of 2022.

Non-GAAP operating loss1 was RMB52.1 million (US$7.3 million), compared to RMB150.9 million for the second half of 2022.

NET LOSS

Net loss attributable to ordinary shareholders of the Company decreased by 84.0% to RMB29.7 million (US$4.2 million), compared to RMB185.9 million for the second half of 2022, primarily due to the Company’s efforts to improve operational efficiency.

Non-GAAP net loss attributable to ordinary shareholders2 of the Company was RMB30.9 million (US$4.4 million), compared to RMB180.3 million for the second half of 2022.

BALANCE SHEET

As of December 31, 2023, the Company had cash and cash equivalents of RMB491.7 million (US$69.3 million), restricted cash of RMB144.6 million (US$20.4 million), short-term deposits of RMB365.8 million (US$51.5 million), and short-term investments of RMB70.4 million (US$9.9 million), compared to RMB737.1 million, RMB76.1 million, RMB171.5 million, and RMB197.1 million, respectively, as of December 31, 2022.

Full Year 2023 Financial Results

REVENUE

Net revenues were RMB2,493.4 million (US$351.2 million), compared to RMB3,232.7 million for 2022.

-	IoT @ Home portfolio. Revenues from the IoT @ Home portfolio decreased by 24.6% to RMB1,220.9 million (US$172.0 million) from RMB1,619.9 million for 2022.

-	Home water solutions. Revenues from home water solutions decreased by 11.3% to RMB604.0 million (US$85.1 million) from RMB681.1 million for 2022.

-	Consumables. Revenues from consumables decreased by 12.3% to RMB314.4 million (US$44.3 million) from RMB358.4 million for 2022.

1 “Non-GAAP operating loss” is defined as loss from operation excluding share-based compensation expenses. See “Use of Non-GAAP Measures” and “Reconciliation of GAAP and Non-GAAP Results” included in this press release.

2 “Non-GAAP net loss attributable to ordinary shareholders of the Company” is defined as net loss attributable to ordinary shareholders of the Company excluding share-based compensation expenses. See “Use of Non-GAAP Measures” and “Reconciliation of GAAP and Non-GAAP Results” included in this press release.

-	Small appliances and others. Revenues from small appliances and others decreased by 38.2% to RMB354.1 million (US$49.9 million) from RMB573.3 million for 2022.

GROSS PROFIT

Gross profit was RMB569.5 million (US$80.2 million), compared to RMB737.1 million for 2022. Gross margin was 22.8%, compared to 22.8% for 2022.

OPERATING EXPENSES

Total operating expenses decreased by 31.9% to RMB706.2 million (US$99.5 million) from RMB1,036.5 million for 2022.

Research and development expenses decreased by 25.7% to RMB222.9 million (US$31.4 million) from RMB300.0 million for 2022.

Selling and marketing expenses decreased by 34.7% to RMB401.8 million (US$56.6 million) from RMB614.9 million for 2022.

General and administrative expenses decreased by 33.0% to RMB81.5 million (US$11.5 million) from RMB121.7 million for 2022.

LOSS FROM OPERATIONS

Loss from operations decreased by 57.0% to RMB119.2 million (US$16.8 million) from RMB277.3 million for 2022.

Non-GAAP operating loss3 was RMB119.0 million (US$16.8 million), compared to RMB257.8 million for 2022.

NET LOSS

Net loss attributable to ordinary shareholders of the Company was RMB84.7 million (US$11.9 million), compared to RMB275.5 million for 2022.

Non-GAAP net loss attributable to ordinary shareholders4 of the Company was RMB84.6 million (US$11.9 million), compared to RMB256.0 million for 2022.

3 “Non-GAAP operating loss” is defined as loss from operation excluding share-based compensation expenses. See “Use of Non-GAAP Measures” and “Reconciliation of GAAP and Non-GAAP Results” included in this press release.

4 “Non-GAAP net loss attributable to ordinary shareholders of the Company” is defined as net loss attributable to ordinary shareholders of the Company excluding share-based compensation expenses. See “Use of Non-GAAP Measures” and “Reconciliation of GAAP and Non-GAAP Results” included in this press release.

Conference Call

The Company’s management will host a conference call at 8:00 a.m. Eastern Time on Monday, March 25, 2024 (8:00 p.m. Beijing/Hong Kong time on March 25, 2024) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States (toll free):	+1 888-346-8982
International:	+1 412-902-4272
Hong Kong, SAR (toll free):	800-905-945
Hong Kong, SAR:	+852 3018-4992
Mainland China (toll free):	400-120-1203
Conference ID:	6672974

A telephone replay will be available one hour after the call until April 1, 2024, by dialing:

United States:	+1 877-344-7529
International:	+1 412-317-0088
Replay Access Code:	6672974

Additionally, a live and archived webcast of the conference call will be available at http://ir.viomi.com.

About Viomi Technology

Viomi’s mission is to redefine the future home via the concept of IoT @ Home.

Viomi has developed a unique IoT @ Home platform consisting of an ecosystem of innovative IoT-enabled smart home products, together with a suite of complementary consumable products and value-added businesses. This platform provides an attractive entry point into the consumer home, enabling consumers to intelligently interact with a broad portfolio of IoT products in an intuitive and human-like manner to make daily life more convenient, efficient and enjoyable, while allowing Viomi to grow its household user base and capture various additional scenario-driven consumption events in the home environment.

For more information, please visit: http://ir.viomi.com.

Use of Non-GAAP Measures

The Company uses non-GAAP operating income, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders of the Company, non-GAAP basic and diluted net income per ordinary share and non-GAAP basic and diluted net income per American depositary share (“ADS”), which are non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP operating income is income from operations excluding share-based compensation expenses. Non-GAAP net income is net income excluding share-based compensation expenses. Non-GAAP net income attributable to ordinary shareholders of the Company is net income attributable to ordinary shareholders excluding share-based compensation expenses. Non-GAAP basic and diluted net income per ordinary share is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. Non-GAAP basic and diluted net income per ADS is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ADS used in the calculation of non-GAAP basic and diluted net income per ADS. The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.

The Company believes that non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges, and these measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures should not be considered in isolation or construed as alternative to income from operations, net income, or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. We encourage investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of the Company’s non-GAAP financial measures to the most directly comparable GAAP measures are included at the end of this press release.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.0999 to US$1.00, the effective noon buying rate for December 29, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on for December 29, 2023, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to Fourth parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; the cooperation with Xiaomi, the recognition of the Company’s brand; trends and competition in global IoT-enabled smart home market; development and commercialization of new products, services and technologies; governmental policies and relevant regulatory environment relating to the Company’s industry and/or aspects of the business operations and general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

Claire Ji

E-mail: ir@viomi.com.cn

Piacente Financial Communications

Hui Fan

Tel: +86-10-6508-0677

E-mail: viomi@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	737,139	491,715	69,257
Restricted cash	76,070	144,640	20,372
Short-term deposits	171,541	365,838	51,527
Short-term investments	197,058	70,369	9,911
Accounts and notes receivable from third parties (net of allowance of RMB87,563 and RMB80,409 as of December 31, 2022 and December 31, 2023, respectively)	241,652	226,802	31,944
Accounts receivable from a related party (net of allowance of RMB272 and RMB325 as of December 31, 2022 and December 31, 2023, respectively)	360,497	324,223	45,667
Other receivables from related parties (net of allowance of RMB19 and nil as of December 31, 2022 and December 31, 2023, respectively)	25,021	224	32
Inventories	502,291	442,219	62,285
Prepaid expenses and other current assets	183,708	186,672	26,292
Long-term deposits-current portion	-	30,000	4,225
Total current assets	2,494,977	2,282,702	321,512

Non-current assets
Prepaid expenses and other non-current assets	22,856	18,824	2,651
Property, plant and equipment, net	236,432	342,985	48,308
Deferred tax assets	12,660	10,990	1,548
Intangible assets, net	13,671	10,901	1,535
Right-of-use assets, net	14,649	4,971	700
Land use rights, net	60,449	59,177	8,335
Long-term deposits-non-current portion	30,000	-	-
Long-term investment	-	23,838	3,358
Total non-current assets	390,717	471,686	66,435

Total assets	2,885,694	2,754,388	387,947

Liabilities and shareholders’ equity
Current liabilities
Accounts and notes payable	844,058	666,333	93,851
Advances from customers	118,369	131,338	18,499
Amount due to related parties	11,548	18,468	2,601
Short-term borrowing	-	100,000	14,085
Income tax payables	16,674	17,779	2,504
Lease liabilities due within one year	7,233	2,410	339
Long-term borrowing due within one year	20,215	28,029	3,948
Accrued expenses and other liabilities	308,845	302,214	42,565
Total current liabilities	1,326,942	1,266,571	178,392

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Non-current liabilities
Long-term borrowing	114,552	128,701	18,127
Lease liabilities	6,792	2,713	382
Accrued expenses and other liabilities	8,245	12,766	1,799
Total non-current liabilities	129,589	144,180	20,308

Total liabilities	1,456,531	1,410,751	198,700

Shareholders’ equity
Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; 104,539,463 and 101,902,544 shares issued and outstanding as of December 31, 2022 and December 31, 2023, respectively)	6	6	1
Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; 102,854,550 and 102,764,550 shares issued and outstanding as of December 31, 2022 and December 31, 2023, respectively)	6	6	1
Treasury stock	(74,703)	(81,143)	(11,429)
Additional paid-in capital	1,357,397	1,353,634	190,655
Retained earnings	174,385	89,711	12,636
Accumulated other comprehensive loss	(24,335)	(14,328)	(2,018)

Total equity attributable to shareholders of the Company	1,432,756	1,347,886	189,846

Non-controlling interests	(3,593)	(4,249)	(599)

Total shareholders’ equity	1,429,163	1,343,637	189,247

Total liabilities and shareholders’ equity	2,885,694	2,754,388	387,947

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Six Months Ended			Twelve Months Ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
A related party	779,598	746,007	105,073	1,403,354	1,317,314	185,540
Third parties	816,774	442,988	62,394	1,829,377	1,176,072	165,646
Total net revenues	1,596,372	1,188,995	167,467	3,232,731	2,493,386	351,186

Cost of revenues	(1,250,777)	(906,282)	(127,647)	(2,495,638)	(1,923,866)	(270,971)

Gross profit	345,595	282,713	39,820	737,093	569,520	80,215

Operating expenses
Research and development expenses	(141,204)	(113,417)	(15,974)	(299,950)	(222,911)	(31,396)
Selling and marketing expenses	(294,143)	(188,222)	(26,511)	(614,887)	(401,766)	(56,588)
General and administrative expenses	(81,801)	(42,707)	(6,015)	(121,702)	(81,508)	(11,480)

Total operating expenses	(517,148)	(344,346)	(48,500)	(1,036,539)	(706,185)	(99,464)

Other income, net	15,113	10,683	1,505	22,135	17,510	2,466

Loss from operations	(156,440)	(50,950)	(7,175)	(277,311)	(119,155)	(16,783)

Interest income and investment income, net	3,131	14,298	2,014	10,368	29,893	4,210
Other non-operating income (expenses)	1,288	(175)	(25)	2,487	1,664	234

Loss before income tax expenses	(152,021)	(36,827)	(5,186)	(264,456)	(87,598)	(12,339)

Income tax (expenses) credits	(36,523)	4,778	673	(18,174)	(1,735)	(244)

Net loss	(188,544)	(32,049)	(4,513)	(282,630)	(89,333)	(12,583)

Less: Net loss attributable to the non-controlling interest shareholders	(2,630)	(2,301)	(324)	(7,115)	(4,659)	(656)

Net loss attributable to ordinary shareholders of the Company	(185,914)	(29,748)	(4,189)	(275,515)	(84,674)	(11,927)

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Six Months Ended			Twelve Months Ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to ordinary shareholders of the Company	(185,914)	(29,748)	(4,189)	(275,515)	(84,674)	(11,927)

Other comprehensive income(loss), net of tax:
Foreign currency translation adjustment	23,242	(13,119)	(1,848)	48,785	10,007	1,409

Total comprehensive loss attributable to ordinary shareholders of the Company	(162,672)	(42,867)	(6,037)	(226,730)	(74,667)	(10,518)

Net loss per ADS*
-Basic	(2.68)	(0.43)	(0.06)	(3.97)	(1.23)	(0.17)
-Diluted	(2.68)	(0.43)	(0.06)	(3.97)	(1.23)	(0.17)

Weighted average number of ADS used in calculating net loss per ADS
-Basic	69,297,712	68,632,052	68,632,052	69,447,004	68,786,862	68,786,862
-Diluted	69,297,712	68,632,052	68,632,052	69,447,004	68,786,862	68,786,862

Net loss per share attributable to ordinary shareholders of the Company
-Basic	(0.89)	(0.14)	(0.02)	(1.32)	(0.41)	(0.06)
-Diluted	(0.89)	(0.14)	(0.02)	(1.32)	(0.41)	(0.06)

Weighted average number of ordinary shares used in calculating net loss per share
-Basic	207,893,136	205,896,157	205,896,157	208,341,011	206,360,586	206,360,586
-Diluted	207,893,136	205,896,157	205,896,157	208,341,011	206,360,586	206,360,586

*Each ADS represents 3 ordinary shares.

(1) Share-based compensation was allocated in operating expenses as follows:

	Six Months Ended			Twelve Months Ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
General and administrative expenses	799	378	53	4,415	1,551	218
Research and development expenses	5,462	(10)	(1)	14,645	121	17
Selling and marketing expenses	(675)	(1,522)	(214)	500	(1,566)	(221)

VIOMI TECHNOLOGY CO., LTD

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Six Months Ended			Twelve Months Ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(156,440)	(50,950)	(7,175)	(277,311)	(119,155)	(16,783)
Share-based compensation expenses	5,586	(1,154)	(162)	19,560	106	14

Non-GAAP operating loss	(150,854)	(52,104)	(7,337)	(257,751)	(119,049)	(16,769)

Net loss	(188,544)	(32,049)	(4,513)	(282,630)	(89,333)	(12,583)
Share-based compensation expenses	5,586	(1,154)	(162)	19,560	106	14

Non-GAAP net loss	(182,958)	(33,203)	(4,675)	(263,070)	(89,227)	(12,569)

Net loss attributable to ordinary shareholders of the Company	(185,914)	(29,748)	(4,189)	(275,515)	(84,674)	(11,927)
Share-based compensation expenses	5,586	(1,154)	(162)	19,560	106	14

Non-GAAP net loss attributable to ordinary shareholders of the Company	(180,328)	(30,902)	(4,351)	(255,955)	(84,568)	(11,913)

Non-GAAP net loss per ADS
-Basic	(2.60)	(0.45)	(0.06)	(3.69)	(1.23)	(0.17)
-Diluted	(2.60)	(0.45)	(0.06)	(3.69)	(1.23)	(0.17)

Weighted average number of ADS used in calculating Non-GAAP net loss per ADS
-Basic	69,297,712	68,632,052	68,632,052	69,447,004	68,786,862	68,786,862
-Diluted	69,297,712	68,632,052	68,632,052	69,447,004	68,786,862	68,786,862

Non-GAAP net loss per ordinary share
-Basic	(0.87)	(0.15)	(0.02)	(1.23)	(0.41)	(0.06)
-Diluted	(0.87)	(0.15)	(0.02)	(1.23)	(0.41)	(0.06)
Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
-Basic	207,893,136	205,896,157	205,896,157	208,341,011	206,360,586	206,360,586
-Diluted	207,893,136	205,896,157	205,896,157	208,341,011	206,360,586	206,360,586

Note: The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.